Exhibit 99.77C

The Annual Meeting of Shareholders of Duff & Phelps Utility and Corporate Bond Trust Inc. was held on May 6, 2009 and reconvened on June 2, 2009.  The following is a description of each matter voted upon at the meeting and the number of votes cast on each matter:

	Shares Voted For	Shares Withheld
1. To elect four directors to serve until the Annual Meeting in the year indicated below or until their successors are duly elected and qualified:
Francis E. Jeffries (2010)	24,814,104	792,479
Nancy Lampton (2012)*	2,774	2
Eileen A. Moran (2012)	24,842,480	764,103
David J. Vitale (2012)	24,817,592	788,991

* Elected by the holders of the Fund’s preferred stock voting as a separate class.

Directors whose term of office continued beyond this meeting are as follows: Philip R. McLoughlin, Geraldine M. McNamara, Nathan I. Partain, Christian H. Poindexter and Carl F. Pollard.  Following the meeting, the board of directors elected Stewart E. Conner, Connie K. Duckworth and Robert J. Genetski as additional directors.

	Shares Voted For	Shares Voted Against	Shares Abstained
2a. To amend the Fund’s fundamental investment restrictions to allow the Fund to borrow money to the full extent permitted by the Investment Company Act of 1940 and related SEC rules, interpretations and modifications:	13,929,061	1,396,087	621,021

2b. To amend the Fund’s fundamental investment restrictions to allow the Fund to issue senior securities to the full extent permitted by the Investment Company Act of 1940 and related SEC rules, interpretations and modifications:	13,866,535	1,436,440	643,194